STATE OF DELAWARE CERTIFICATE
OF AMENDMENT

TO

AMENDED AND RESTATED
CERTIFICATE OF TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, as amended, the undersigned Trustee of Hatteras Alternative Mutual Funds Trust, a Delaware statutory trust (the “Trust”), executed this Certificate of Amendment, which sets forth the following:

1.	Name of Statutory Trust:

Hatteras Alternative Mutual Funds Trust

2.
The Amended and Restated Certificate of Trust of the Trust dated as of August 5, 2002, and filed on August 6, 2002, is hereby amended by changing Article FIRST thereof so that, as amended, Article FIRST shall read in its entirety as follows:

“FIRST: The name of the statutory trust is: Trust for Advisor Solutions.”

3.	This Certificate of Amendments shall be effective on August 1, 2016 at 12:01 a.m.

IN WITNESS WHEREOF, the undersigned Trustee has executed this Certificate of Amendment on this 28th day of June, 2016.

By: /s/ David B. Perkins Name: David B. Perkins Title: Trustee